UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

RiskOn International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

27888N406

(CUSIP Number)

January 18, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 27888N406

1.	Names of Reporting Persons

Arena Investors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	3,000,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	3,000,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.2%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 9 Pages

CUSIP No. 27888N406

1.	Names of Reporting Persons

Arena Investors GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	3,000,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	3,000,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.2%

12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 9 Pages

CUSIP No. 27888N406

1.	Names of Reporting Persons

Arena Business Solutions Global SPC II, Ltd., on behalf of and for the account of Segregated Portfolio #3 – SPC #3

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	3,000,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	3,000,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.2%

12.	Type of Reporting Person (See Instructions)

OO

Page 4 of 9 Pages

Item 1.

(a)	The name of the Issuer is RiskOn International, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”):

(i)	Arena Investors, LP (the “Investment Manager”), who serves as investment manager to the Fund (as defined below);

(ii)	Arena Investors GP, LLC, who serves as the general partner of the Investment Manager (the “IM General Partner”); and

(iii)	Arena Business Solutions GlobalSPC II, Ltd., on behalf of and for the account of Segregated Portfolio #3 – SPC #3 (the “Fund”).

The Fund is a private investment vehicle. The Fund directly beneficially owns the Common Stock (as defined below) reported in this Schedule 13G. The Investment Manager and the IM General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 2500 Westchester Avenue, Suite 401, Purchase, New York 10577.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 27888N406.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________

Page 5 of 9 Pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on the Event Date and remains accurate as of the close of business on the filing date of this Schedule 13G.

The percentage beneficial ownership of each Reporting Person is based on 32,627,248 shares of Common Stock outstanding as of January 18, 2024, as obtained by the Reporting Persons directly from the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Page 6 of 9 Pages

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2024

Arena Investors, LP

Arena Investors GP, LLC

Arena Business Solutions GlobalSPC II, Ltd., on behalf of and for the account of Segregated Portfolio #3 – SPC #3

By:	/s/ Lawrence Cutler

Name: Lawrence Cutler

Title: Authorized Signatory

Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 9 of 9 Pages